Exhibit 9.1

EXHIBIT E

TO:    The Purchasers of 6% Senior Secured Convertible Debentures and Warrants

To Whom It May Concern:

This letter will confirm my agreement to vote all shares of Tripath Technology Inc., (“TRPH”) voting stock over which I have voting control in favor of any resolution presented to the shareholders of TRPH to approve the issuance, in the aggregate, of more than 19.999% of the number of shares of common stock of TRPH outstanding on the date of closing pursuant to that certain Securities Purchase Agreement, dated November 8, 2005, among TRPH and the purchasers signatory thereto (the “Purchase Agreement”) and the other agreements entered into in connection therewith or as otherwise may be required by the applicable rules and regulations of the Nasdaq Capital Market (or any successor entity). This agreement is given in consideration of, and as a condition to enter into such Securities Purchase Agreement and is not revocable by me.

By:
Name of Shareholder: Dr. Adya S. Tripathi